JCDecaux

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
[redacted]SHINGTON, D.C. 20549
A.

07027887

SUPPL

Neuilly-sur-Seine, November 6th, 2007

File 82-5247
Issuer : JCDecaux SA
Country: France

Communication extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Canada
Chili
Chine
Corée
Croatie
Danemark
Espagne
Estonie
États-Unis
Finlande
France
Hongrie
Inde
Irlande
Islande
Italie
Japon
Lettonie
Lituanie
Luxembourg
Malaisie
Mexique
Norvège
Pays Bas
Pologne
Portugal
République Tchèque
Royaume-Uni
Russie
Serbie et Montenegro
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Turquie
Uruguay

Re: Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

PROCESSED
NOV 19 2007
THOMSON FINANCIAL

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA:

- A press release dated June 1, 2007 regarding JCDecaux to present at Deutsche Bank Media & Telecommunications Conference.
- A press release dated June 4, 2007 regarding JCDecaux Stimulibox²;
- A press release dated June 6, 2007 in relation JCDecaux has become Brussels Airport's new management partner for all its advertising
- A press release dated June 21, 2007 in relation JCDecaux has entered the fast-growing Kazakh market;
- A press release dated June 26, 2007 regarding JAPAN: MCDecaux has won 4 new contracts (Sapporo, Kita-Kyushu, Sakai and Hamamatsu) and has extended its presence to 13 of the 20 largest cities in Japan;
- A press release dated June 27, 2007 in relation Nantes Métropole was going in for a large scale display with JCDecaux Airport Innovate and is letting its "fanatics" speak for it!
- A press release dated July 24, 2007 regarding the first half of 2007: revenues up 7.7% to €1,019.0 million, supported by accelerating organic revenue growth;
- A press release dated July 26 2007 in relation to JCDecaux has provided access to the Vélib' service via mobile phone;
- A press release dated August 2, 2007 regarding Vélib': a million rentals in the space of 18 days;
- A press release dated September 3, 2007 in relation JCDecaux has awarded the self-service bicycle contract for Toulouse;
- A press release dated September 5, 2007 in relation JCDecaux has signed major outdoor advertising contract with Shanghai Metro;
- A press release dated September 5, 2007 in relation Jean-François Landry was appointed Vice-President Mergers-Acquisitions and Treasury;
- A press release dated September 10, 2007 in relation JCDecaux has won the contract for advertising street furniture and self-service bicycles in Rouen;
- A press release dated September 11, 2007 in relation JCDecaux has announced pan-European alliance with SAMSUNG;

- A press release dated September 12, 2007 regarding H1 2007 results Solid results with net income Group share up 7.3% to €114.1million;
- A press release dated September 17, 2007 in relation JCDecaux has joined the Dow Jones Sustainability index, the benchmark index of socially responsible corporations;
- A press release dated September 18, 2007 regarding English lessons in the heart of Paris Orly-Ouest airport, thanks to Aisne Departmental Council and JCDecaux Airport;
- A press release dated September 19, 2007 in relation JCDecaux has won the Street Furniture contract for Antibes;
- A press release dated September 26, 2007 in relation JCDecaux has strengthened the organisation of its sales teams;
- A press release dated October 2, 2007 in relation Jean Muller has been appointed Deputy Executive Vice-President of JCDecaux;
- A press release dated October 15, 2007 regarding *Le Vélo* in Marseille: successful launch with 9,450 rentals in 3 days;
- A press release dated October 16, 2007 in relation JCDecaux has won the advertising contract for Bangalore International Airport;
- A press release dated October 22, 2007 in relation JCDecaux has won the street furniture contract for Nanterre;
- A press release dated October 22, 2007 in relation Louis Vuitton has become the first major French company to offer its employees a subscription to Vélib';
- A press release dated October 24, 2007 in relation JCDecaux has renewed landmark street furniture contract in Hamburg;
- A press release dated October 29, 2007 in relation JCDecaux has renewed eight Street Furniture contracts in the Greater Paris (Ile-de-France region);

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, Sandrine.ramus@jcdecaux.fr or by telephone 33 1 30 79 49 35, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Sandrine RAMUS
Legal Affairs
Corporate Legal Counsel
Enc.

JCDecaux

JCDecaux to present at Deutsche Bank Media & Telecommunications Conference

Out of Home Media

Paris, 1st June 2007 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific and number two worldwide, announced today that Jeremy Male, CEO UK & Northern Europe, is scheduled to present at the Deutsche Bank Media & Telecommunications Conference which will be held at the New York Palace Hotel in New York. The presentation is scheduled for Monday 4th June, 2007 at 02:50 p.m. (NY time).

The presentation will be carried live via audio webcast and will be available on the website of JCDecaux, located at: http://www.jcdecaux.com

Webcast link:
http://www.corporate-ir.net/ireye/conflobby.zhtml?ticker=DEC.PA&item_id=1564903

Key Figures for the Group:

- 2006 revenues: €1,946.4 million ; Q1 revenues: €473.1 million
- JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices
- N°1 worldwide in street furniture (334,000 advertising panels)
- N°1 worldwide in airport advertising with 141 airports and around 300 transport contracts in metros, buses, tramways and trains (213,000 advertising panels)
- N°1 in Europe for billboards (216,000 advertising panels)
- N°1 in outdoor advertising in China (83,000 advertising panels in 21 different cities)
- N°1 worldwide in self service bicycles
- 763,000 advertising panels in 48 countries
- Present in 3,500 cities with over 10,000 inhabitants
- 8,100 employees

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33.(0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux
Stimulibox²

New ephemeral site dedicated to creativity during the Cannes Lions Festival 2007

Innovative advertising experiences, lounge atmosphere on the beach, interactive and original musical programme, JCDecaux Stimulibox² seeks to be an in place for relaxation during the 54th International Advertising Festival at Cannes.

Why the JCDecaux Stimulibox² ?

At a time when media creativity is at the center of brand strategies, JCDecaux, official Festival partner, decided to provide a meeting place under the sign of innovation. In a relaxing atmosphere, festival-goers will be able to discover surprising advertising possibilities, fresh and never seen before.

What is the JCDecaux Stimulibox² ?

A friendly place to relax, 200 square meters in size, on the beach and right next door to the Palais des Festivals, where everything has been done to stimulate the senses in a fun and innovative manner.

+ The scenography of the place ...

Directly inspired by the 1960's artistic op'art trend, it pays a new visit to JCDecaux urban advertising sets: the bus shelter becomes a DJ booth, and the CIP (City Information Panel) become video game consoles, a chromatherapy spa or a jukebox...

+ The programme ...

Lounge chairs on the beach, original snacks and finger food, eclectic programme music, all of which combine VJ performances, DJ battles, lounge or electric sessions...

Come see us at the JCDecaux StimuliBox² beginning on June 17th for an experience that will titillate your mind and get your creative juices flowing!

Relax+Eat+Drink+Play!

JCDecaux Stimulibox²

Located on the Gray D'Albion beach in Cannes, open from 12:00 PM to 9:00 PM, from June 17th to June 23rd. Free access for festival-goers upon presentation of their badges. For more info, go to www.jcdecaux.com

Press contact : Agathe Albertini - JCDecaux - 01 30 79 34 99 - agathe.albertini@jcdecaux.fr

JCDecaux

Brussels Airport

JCDecaux has become Brussels Airport's new management partner for all its advertising

Paris, 6 June 2007 - JCDecaux SA (Euronext Paris : DEC), the number one outdoor advertising company in Europe and in the Asia-Pacific region and number two worldwide and Brussels Airport have just announced that JCDecaux Belgium have been awarded the management of its advertising for Brussels Airport. The contract will come into effect on 1 January 2008 for a period of 10 years.

The contract is a recognition of the expertise of JCDecaux Airport, which by innovating and creating state of the art solutions will provide optimal advertising visibility for the 16 million national and international passengers that use Brussels Airport.

Wilfried Van Assche, CEO of Brussels Airport, explains the reasons behind the choice: "First and foremost, JCDecaux presented us with an excellent business plan. Their position in the European and world markets and their global experience also gave us the required guarantees in terms of innovation and accessing major advertisers, among which are some major brands that are currently absent. The company's very significant foothold in Belgium in the field of outdoor communication and the fact that it has a large and experienced team reinforced our choice."

Jean-Charles Decaux, Co-Chief Executive of JCDecaux, stated: "With this award, Brussels Airport has recognised not only the expertise but also the unique track record of JCDecaux, which is number 1 worldwide in airport advertising and manages seven of the ten largest airport hubs in the world. The airport project confirms our capacity to innovate as well as our demand for quality; it is from these foundations that JCDecaux will support Brussels Airport in its ambitious development policy."

Key Figures for the Group:

- 2006 revenues: €1,946.4 million; Q1 2007 revenues: €473.1m
- JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices
- N°1 worldwide in street furniture (334,000 advertising panels)
- N°1 worldwide in airport advertising with 141 airports and around 300 transport contracts in metros, buses, tramways and trains (213,000 advertising panels)
- N°1 in Europe for billboards (216,000 advertising panels)
- N°1 in outdoor advertising in China (83,000 advertising panels in 21 different cities)
- N°1 worldwide in self service bicycles
- 763,000 advertising panels in 48 countries
- Present in 3,500 cities with over 10,000 inhabitants
- 8,100 employees

For more information, contact:

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

JCDecaux enters the fast-growing Kazakh market

Out of Home Media

Paris, 21-06-2007 – JCDecaux SA (Euronext Paris : DEC), the number one outdoor advertising company in Europe and Asia-Pacific, and the number two worldwide, announced today its move into Kazakhstan through the purchase of 50% of the shares of RTS Perekrestok.

First established in 1998, RTS Perekrestok operates 730 bus shelters in 14 Kazakh cities, most of them in Almaty, the main city, and in Astana, the capital, making it the leader in street furniture advertising in Kazakhstan.

RTS Perekrestok, renamed RTS Decaux, will enable JCDecaux to develop further in the Kazakh outdoor advertising market, notably in Almaty and Astana, the main Kazakh cities.

Jean-François Decaux, Chairman of the Board and Co-CEO of JCDecaux said: "Following our successful launch in Tashkent (Uzbekistan), JCDecaux is now entering Kazakhstan, one of the fastest-growing markets in Central Asia. Cities such as Almaty and Astana are already implementing urban regeneration plans and therefore the timing is right to introduce our street furniture with our partner RTS. Both in Russia and Central Asia, the outdoor market is growing by double digits."

Nurlan Kapparov, the Chairman of the Board of Directors of JSC Lancaster Group said: "In our opinion, establishing a joint venture with JCDecaux, the world leader in the street furniture and outdoor advertising markets, is an additional evidence of the improvement of the investment climate in the country. It also confirms rising interest to Kazakhstan from the leading multinational companies. Introducing world class technologies to the Kazakh market will enable our cities to look much better in the near future. It will also contribute to the process of having Kazakhstan join the community of the world's 50 most developed nations."

Key Figures for the Group:

- *2006 revenues: €1,946.4 million ; Q1 revenues: €473.1 million*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (334,000 advertising panels)*
- *N°1 worldwide in airport advertising with 141 airports and around 300 transport contracts in metros, buses, tramways and trains (213,000 advertising panels)*
- *N°1 in Europe for billboards (216,000 advertising panels)*
- *N°1 in outdoor advertising in China (83,000 advertising panels in 21 different cities)*
- *N°1 worldwide in self service bicycles*
- *763,000 advertising panels in 48 countries*
- *Present in 3,500 cities with over 10,000 inhabitants*
- *8,100 employees*

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

Out of Home Media

[illegible]
Australia
Austria
Belgium
[illegible]
Brazil
Bulgaria
Canada
Chile
China
[illegible]
[illegible]
Denmark
[illegible]
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
[illegible]
[illegible]
Lithuania
Luxembourg
Malaysia
Montenegro
Norway
Poland
Portugal
Russia
[illegible]
[illegible]
[illegible]
Slovenia
Spain
Sweden
Switzerland
Thailand
The Netherlands
Turkey
Ukraine
United Kingdom
United States
[illegible]
[illegible]

JAPAN:

MCDecaux wins 4 new contracts (Sapporo, Kita-Kyushu, Sakai and Hamamatsu) and extends its presence to 13 of the 20 largest cities in Japan

Paris, 26 June, 2007 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and in the Asia-Pacific region, and number two worldwide, announces that **MCDecaux**, a joint venture between JCDecaux SA (60%) and Mitsubishi Corporation (40%), has recently won four new contracts.

The 20-year contracts were signed with private bus operators for the installation of bus shelters in the cities of:

- Sapporo, 5th largest Japanese city with a population of 1.9 million,
- Kita-Kyushu, 13th largest city in Japan with a population of 1 million,
- Sakai, 15th largest city with a population of 0.8 million,
- Hamamatsu, 17th largest city with a population of 0.8 million, the historic headquarters of Yamaha, Suzuki and Honda.

With contracts for thirteen of the twenty largest Japanese cities and the potential for more than 2,600 bus shelters and 4,500 advertising panels, MCDecaux is expanding its presence in the Japanese urban environment and now boasts front-ranking positions in four major economic regions in the north and south of the country:

- The island of Hokkaido with its capital, Sapporo,
- The Chubu region with its 4 largest cities including its capital, Nagoya,
- The Kinki region with its 3 main cities, including the capital Osaka,
- The island of Kyushu wit its 2 largest cities including Fukuoka.

Jean-Charles Decaux, co-CEO of JCDecaux, said: *"With contracts in thirteen of the twenty largest cities in Japan MCDecaux is the only street furniture company capable of offering national coverage to advertisers and their agencies both in cities and in shopping centres. Currently the No.1 street furniture company in Japan, MCDecaux boasts a key position that is strategically important as Japan is the 2nd largest advertising market in the world, worth about €39 billion every year, of which 11.5% is spent on outdoor advertising."*

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN [illegible]
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel [illegible]
www.jcdecaux.com

JCDecaux Group, key figures:

- *2006 revenues: €1,946.4m; Q1 revenues: €473.1m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes*
- *No.1 worldwide in street furniture (334,000 advertising panels)*
- *No.1 worldwide in airport advertising with 141 airports and more than 300 transport contracts in metros, buses, trains and tramways (213,000 advertising panels)*
- *No.1 in Europe for billboards (216,000 advertising panels)*
- *No.1 in outdoor advertising in China (83,000 advertising panels in 21 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *763,000 advertising panels in 48 different countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *8,100 employees*

Communications Department

Press relations
Agathe Albertini
Tel.: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance Department

Investor relations
Alexandre Hamain
Tel.: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

Nantes Métropole is going in for a large scale display with JCDecaux Airport Innovate and is letting its "fanatics" speak for it!

Paris, 27 June 2007 - JCDecaux Airport, a JCDecaux SA subsidiary, the number one outdoor advertising company in Europe and in the Asia-Pacific region and number two worldwide, is promoting Nantes Métropole with JCDecaux Airport Innovate.

Communication Extérieure

With furniture especially designed for the campaign, Nantes Métropole is taking the floor and offering airline passengers the opportunity to discover portraits of the personalities from Nantes that are helping to spread the area's fame.

For the first time in France, JCDecaux Innovate is accompanying the Nantes Métropole communication campaign, which is entitled "Les fous de Nantes Métropole" ["Nantes Métropole fans"]. A number of giant books, free to look at, will be available right at the centre of the flow of air passengers through not only the Paris airports but also some regional ones.

From 27 June to 10 July 2007, twelve giant books each with fourteen 1 m^2 pages (80 x 120) will be installed in the following airports: Orly West, Orly South, Paris-CDG3, as well as Lyon, Marseille Provence 2, Bordeaux, Lille and Beauvais.

An original and appropriate way of capturing the attention of travellers while they are waiting... An emerging message displayed within the airport medium, an innovation showcase for exclusive projects.

"They are fanatical about Nantes at two levels," says **Frédéric Vasse, director of communication for the urban community**. "They are fans because they have this spirit, this creative freedom and because they love Nantes so much that they have agreed to be involved in the campaign to promote the area. You've got it - Nantes speaks with a cultural accent!".

In relation to this campaign, **Isabelle Fourmentin, Deputy Executive Vice President of JCDecaux Airport** stated: "This campaign is a great first in the world of city communication. Especially set up and presented for Nantes Métropole and tailor made by the JCDecaux Airport Innovate teams, the campaign shows our new department's capacities to continuously innovate, offer appropriate solutions for every one of our customers and make airports throughout France a relevant communication network. The campaign will reach more than 1.8 million air passengers as they leave for their holidays."

JCDecaux Group, key figures:

- *2006 revenues: €1,946.4m; Q1 revenues: €473.1m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes*
- *No.1 worldwide in street furniture (334,000 advertising panels)*
- *No.1 worldwide in airport advertising with 141 airports and more than 300 transport contracts in metros, buses, trains and tramways (213,000 advertising panels)*
- *No.1 in Europe for billboards (216,000 advertising panels)*
- *No.1 in outdoor advertising in China (83,000 advertising panels in 21 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *763,000 advertising panels in 48 different countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *8,100 employees*

JCDecaux SA
Siège Social : 17, rue Soyer 92200 Neuilly-sur-Seine - France - Tél. : +33 [illegible]
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN [illegible]
www.jcdecaux.com

JCDecaux
Press relations
Nathalie Delebarre
Tel: +33 (0)1 30 79 35 38
nathalie.delebarre@jcdecaux.fr

JCDecaux

FIRST HALF OF 2007: REVENUES UP 7.7% TO €1,019.0 MILLION, SUPPORTED BY ACCELERATING ORGANIC REVENUE GROWTH

Out of Home Media

Paris, 24 July 2007 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific and the number two worldwide, announced today its revenues for the six months ended 30 June 2007, reporting a 7.7% increase to €1,019.0 million compared to the same period last year. Excluding acquisitions and the impact of foreign exchange, organic revenue growth was 6.9%, reflecting a strong second quarter. Core advertising revenues, excluding revenues related to the sale, rental and maintenance of street furniture products, rose by 7.1% organically over the period.

In the second quarter, consolidated revenues grew by 8.4% to €545.9 million (+7.9% on an organic basis) compared to the same period last year. This growth in revenues reflects improvement across all three divisions with a very strong progression in Transport, which showed double-digit organic growth, and a solid performance from Billboard. Core advertising revenues rose by 7.4% organically over the period.

With the exception of France, all geographic regions produced strong organic revenue growth over the first half, with particularly robust revenue performances in the United Kingdom, Asia-Pacific and in the Rest of the World, each of which achieved double-digit revenue growth.

By activity:

Reported revenues

(€ M)	2007			2006			Change 07/06 (%)		
	Q1	Q2	H1	Q1	Q2	H1	Q1	Q2	H1
Street Furniture	239.0	271.3	**510.3**	227.5	258.2	**485.7**	5.0%	5.1%	**5.1%**
Transport	120.6	145.9	**266.5**	110.8	126.9	**237.7**	8.8%	15.0%	**12.1%**
Billboard	113.5	128.7	**242.2**	103.9	118.5	**222.4**	9.2%	8.6%	**8.9%**
Total	**473.1**	**545.9**	**1,019.0**	**442.2**	**503.6**	**945.8**	**7.0%**	**8.4%**	**7.7%**

Organic growth [1]

(€ M)	Change 07/06 (%)		
	Q1	Q2	H1
Street Furniture	3.6%	3.7%	**3.6%**
Transport	7.6%	16.4%	**12.3%**
Billboard	8.5%	7.8%	**8.1%**
Total	**5.8%**	**7.9%**	**6.9%**

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel: [illegible]
Head Office: 17, rue Soyer - 92200 Neuilly sur Seine - France. Tel: +33 [illegible]
www.jcdecaux.com

[illegible]
Registered [illegible]

By geographic area:

Revenues	H1 2007 (€m)	H1 2006 (€m)	Reported growth (%)	Organic growth[1] (%)
France	288.7	294.7	-2.0%	-2.0%[2]
United Kingdom	146.2	125.2	16.8%	16.4%
Rest of Europe	379.0	338.3	12.0%	8.1%
Asia-Pacific	130.8	116.1	12.7%	14.6%
North America	66.4	64.5	2.9%	7.8%
Rest of the World	7.9	7.0	12.9%	14.7%
Total Group	**1019.0**	**945.8**	**7.7%**	**6.9%**

(1) Excluding acquisitions/divestitures and the impact of foreign exchange

(2) Core advertising revenues in France decreased by 0.2% in the first half of 2007 compared to the same period last year

Street Furniture revenues for the first half of 2007 increased by 5.1% to €510.3 million from €485.7 million in the first half of last year. Excluding acquisitions and the impact of foreign exchange, organic revenues grew by 3.6%. Core advertising revenues, excluding revenues related to the sale, rental and maintenance of street furniture products, rose by 5.2% organically.

In the second quarter, revenues increased by 5.1% to €271.3 million (+3.7% on an organic basis) compared to the same period last year. Core advertising revenues rose by 4.3% organically.

In Europe, market conditions were favourable in most countries, with particular strong performances in Spain and Scandinavia where double-digit revenue growth was achieved. Germany continued to benefit from an improving advertising environment and produced strong revenue growth, while the UK recorded sound advertising revenue growth over the period. In France, advertising revenues were flat over the quarter. While market conditions were challenging in April and May, partly due to the French elections and the move of some specialist retailers from Street Furniture to TV advertising, revenues have seen a recovery in June.

Transport revenues improved by 12.1% to €266.5 million from €237.7 million in the first half of last year. Excluding acquisitions and the impact of foreign exchange, organic revenues rose by 12.3%.

In the second quarter, revenues increased by 15.0% to €145.9 million (+16.4% on an organic basis). Double-digit organic revenue growth was achieved in many European countries including Spain, Portugal, Italy and Scandinavia. Central and Eastern Europe produced high revenue growth over the period and sound growth was achieved in France.
Double digit revenue increases were achieved in China, Hong Kong and the United States, which benefited from the start of the Los Angeles Airport advertising program.

Billboard revenues for the first half increased by 8.9% to €242.2 million from €222.4 million in the same period last year. Excluding acquisitions and the impact of foreign exchange, organic revenues rose by 8.1% over the period.

In the second quarter, revenues increased by 8.6% to €128.7 million (+ 7.8% on an organic basis).
With double-digit organic revenue growth, the United Kingdom continued to report the best performance overall, benefiting from both a strong market outperformance and the recently-signed contract with BT payphones. Double digit growth was also recorded in Spain while revenue progression was solid in Ireland. In France, revenues were slightly down over the quarter.

Commenting on the first half revenues, **Jean-François Decaux, Chairman of the Board and co-Chief Executive Officer**, said:

"As anticipated, overall organic revenue growth accelerated in the second quarter compared to the first, reflecting strong performances from our Transport and Billboard divisions, and revenue progression in all our geographies, with the exception of France, where advertising revenues were flat.
We continue to expect that our organic revenue growth in 2007 will be similar to that of 2006, within a likely range of 7-8%, reflecting ongoing strength in the Transport division, a stronger growth rate in Street Furniture and improved market conditions in France."

Next information:
2007 Half Year Results: 12 September 2007 (before market)

Key Figures for the Group:

- *2006 revenues: €1,946.4m;*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes*
- *No.1 worldwide in street furniture (334,000 advertising panels)*
- *No.1 worldwide in airport advertising with 141 airports and more than 300 transport contracts in metros, buses, trains and tramways (213,000 advertising panels)*
- *No.1 in Europe for billboards (216,000 advertising panels)*
- *No.1 in outdoor advertising in China (83,000 advertising panels in 21 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *763,000 advertising panels in 48 different countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *8,100 employees*

For more information, contact:
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

****

JCDecaux

JCDecaux provides access to the Vélib' service via mobile phone

Out of Home Media

Paris, July 26, 2007 – JCDecaux SA, the No.2 outdoor advertising company worldwide and No.1 for self-service bicycle hire, announces that within the framework of Vélib', its self-service bicycle hire system launched in Paris on July 15 by its subsidiary Somupi – a company jointly owned by JCDecaux (66%) and Médias et Régies Europe – Publicis Group (34%) – users can now enjoy access to Vélib' mobile services via their telephones.
Thanks to the global positioning system used by the mobile phone operators and to individual customisation, the Mobile Vélib' website provides users with information about the status of local cycle racks and the possibility to consult their accounts in real time. To facilitate its use, the site provides three-way access via the web portals of the mobile phone operators, SMS+ and the Internet.

Designed with the Apocope mobile marketing agency as a package of information and services dedicated to Vélib', the Vélib' mobile site achieves a number of objectives:
- Promotes the services and enhance their innovative image,
- Communicates with Parisians on the move,
- Facilitates the use of the service and enhances the traffic fluidity at the cycle racks.

Content and services available from the Vélib' mobile site
The site offers three services:

Search for a cycle rack: the user identifies his or her position to discover the status of the nearest cycle racks, i.e. the number of available bicycles and free spaces. The search can also be carried out manually by entering the address or number of the cycle rack. A map with the position of the rack is also offered to facilitate access.

Subscribers' access: once they have identified themselves, subscribers are automatically recognised and may consult their customer account. On subsequent visits, the site's homepage is customised with their first name and the state of their Vélib' account.

Everything worth knowing about Vélib': practical information about how Vélib' works, its prices and safety.

Practical details
Access to the mobile site:
1 - Via mobile phone - service 30130: users send an SMS with the word "VELIB" to the abbreviated number 30130; they then receive a link, which automatically connects them to the mobile site.
***2 - Via mobile phone - Gallery* kiosk**: the GALLERY kiosk of mobile services can be accessed via the web portals of the mobile phone operators. Once on Gallery, users enter the name of the service "VELIB" into the search engine and then connect to the VELIB site.
3 – Via the website http://www.velib.paris.fr/: users can type their mobile telephone numbers in a WebtoGallery box; they then receive an SMS with a link that automatically takes them to the Gallery mobile website.

Screen shots of the Vélib' mobile site



JCDecaux Group, key figures:

- 2006 revenues: €1,946.4m; Q1 revenues: €473.1m
- JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes
- No.1 worldwide in street furniture (334,000 advertising panels)
- No.1 worldwide in airport advertising with 141 airports and more than 300 transport contracts in metros, buses, trains and tramways (213,000 advertising panels)
- No.1 in Europe for billboards (216,000 advertising panels)
- No.1 in outdoor advertising in China (83,000 advertising panels in 21 cities)
- No.1 worldwide for self-service bicycle hire
- 763,000 advertising panels in 48 different countries
- Present in 3,500 cities with more than 10,000 inhabitants
- 8,100 employees

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

vélib'

MAIRIE DE PARIS

Vélib': a million rentals in the space of 18 days

Paris, August 2, 2007 – The City of Paris and JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and in the Asia-Pacific region, number 2 worldwide, and number 1 worldwide for self-service bicycle hire, announce that Vélib', installed and managed by SOMUPI – jointly owned by JCDecaux (66%) and Médias et Régies Europe – Publicis Group (34%) – has recorded its one millionth rental on Thursday 2nd August at 4:56 pm, after only 18 days in operation.

Launched on July 15, Vélib' is enjoying outstanding success and is attracting large numbers of Parisians, Ile de France residents and tourists with 50 to 70,000 rentals every day.

JCDecaux Group, key figures:

- *2006 revenues: €1,946.4m; 1st half revenues: €1,019.0m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes*
- *No.1 worldwide in street furniture (334,000 advertising panels)*
- *No.1 worldwide in airport advertising with 141 airports and more than 300 transport contracts in metros, buses, trains and tramways (213,000 advertising panels)*
- *No.1 in Europe for billboards (216,000 advertising panels)*
- *No.1 in outdoor advertising in China (83,000 advertising panels in 21 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *763,000 advertising panels in 48 different countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *8,100 employees*

Communications Department JCDecaux
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

City of Paris Press Relations
France Pelé
Tél : 01 42 76 49 61
france.pele@paris.fr

JCDecaux

JCDecaux signs major outdoor advertising contract with Shanghai Metro

- Exclusive 15 year contract,
- 13 metro lines by 2012,
- €1.46 billion advertising revenues anticipated

Out of Home Media

[illegible]

Paris, September 5, 2007 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific and the number two worldwide announced today that JCDecaux China – a 100% subsidiary of JCDecaux - has signed an exclusive 15-year contract with Shanghai Metro Shentong Group Ltd. for the operation and management of all outdoor advertising across the metro network (excluding broadcast TV in trains and platforms). This major contract will cover the 5 metro lines that are currently in operation and a further 8 that will be constructed by 2012. An advertising revenue of 15 billion RMB (1.46 billion euros) over the 15 year contract is expected to be generated.

JCDecaux currently operates the advertising on 5 Shanghai metro lines that service 95 stations and 1.8 million passengers every day. By 2010, the year of the Shanghai World Expo, JCDecaux will be managing 9 metro lines servicing 250 stations and 6 million passengers per day. The new contract will give JCDecaux responsibility for sales and marketing on metro lines 1 to 13, all of which will be operational by 2012.

Shanghai is the largest city in China with a population of approximately 20 million people. The implementation of this contract is expected to drive the expansion of advertising on the Shanghai Metro Shentong Group Network to the highest international standard.

China has become JCDecaux's third largest market in the world by revenue. The Company is now present in 21 cities, providing bus, airport and street furniture advertising formats. It operates metro contracts in seven cities: Shanghai, Beijing, Hong Kong, Tianjin, Nanjing, Guangzhou and Chongqing.

Mr. Zhang Yan, Vice president of Shanghai Shentong Group Ltd said:

"It is important that our metro system develops to the highest international standard to meet the growing transportation needs of the city of Shanghai. We are delighted to have selected JCDecaux as our advertising partner. This choice reflects our confidence in the Company's expertise and in its ability to strengthen the operation of our advertising business."

Jean-Charles Decaux, co-Chief Executive of JCDecaux, said:

" JCDecaux is honoured to be the exclusive advertising operator over the next 15 years for one of the largest metro operators in China and in the world. Signing an exclusive advertising agreement for 13 metro lines with Shanghai Metro Shentong Group, is a major step in the development of JCDecaux in mainland China. The contract establishes our market-leading position in Shanghai in metro, bus and airport advertising and reflects our ability to partner with major metro operators in China and around the world. "

Key Figures for the Group:

- *2006 revenues: €1,946.4 million; H1 2007 revenues: €1,019,0 m*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (334,000 advertising panels)*
- *N°1 worldwide in airport advertising with 141 airports and around 300 transport contracts in metros, buses, tramways and trains (213,000 advertising panels)*
- *N°1 in Europe for billboards (216,000 advertising panels)*
- *N°1 in outdoor advertising in China (83,000 advertising panels in 21 different cities)*
- *N°1 worldwide in self service bicycles*
- *763,000 advertising panels in 48 countries*
- *Present in 3,500 cities with over 10,000 inhabitants*
- *8,100 employees*

For more information, contact :

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

Jean-François Landry is appointed Vice-President Mergers-Acquisitions and Treasury

Out of Home Media

Croatia
Czech Republic
Denmark
Estonia
Finland
Hungary
India
Korea
Latvia
Lithuania
Malaysia
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
The Netherlands
Turkey

Paris, September 5, 2007 - Jean-François Landry has been appointed Vice-President Mergers-Acquisitions and Treasury of JCDecaux. He reports to Gérard Degonse, Executive Vice-President Corporate Finance and Administration and assumes his new responsibilities from 3 September, 2007.

Jean-François Landry (42) is a graduate of ESCP. Before joining JCDecaux, he worked as Director Strategic Operations for Valeo.
Prior to joining Valeo in 2002, Jean-François Landry spent over twelve years with the BNPParibas group where he held a series of positions in Canada and France related to Investment Banking and Project Financing.

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

JCDecaux wins the contract for advertising street furniture and self-service bicycles in Rouen

Out of Home Media

Paris, September 10, 2007 - JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, and No.2 worldwide in this industry, has been awarded a 14-year contract for street furniture and a self-service bicycle hire system in Rouen (106,592 inhabitants) following a competitive tender process.

The renewed and extended contract for advertising street furniture concerns 150 2m² city information panels (CIP®), 80 8m² displays and 8 information columns. The contract covers a total of 430 advertising panels.

250 bicycles and 20 Cyclocity® cycle racks will also be installed, financed by advertising on the street furniture and revenues derived from operating the self-service bicycle hire system. This makes Rouen the 1st city in Western France to adopt this new form of individual public transport characterised, in particular, by the opportunity for users to obtain a bicycle immediately by using their bank card.

Jean-Charles Decaux, co-CEO of JCDecaux, said: *"This new contract reinforces JCDecaux in its commitment to quality, innovation and sustainable development in the Street Furniture area. The adoption of Cyclocity® in Rouen demonstrates that this concept, invented and developed by JCDecaux, is increasingly taken into consideration by the municipal authorities when drawing up their new urban transport policies. After Vienna (Austria), Cordoba and Gijon (Spain), Lyon, Brussels, Aix-en-Provence, Paris, Marseille, Mulhouse, Besançon et Toulouse, this new contract with Rouen further consolidates our No. 1 position worldwide in self-service bicycle hire."*

JCDecaux Group, key figures:

- *2006 revenues: €1,946.4m; 1st half revenues: €1,019.0m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes*
- *No.1 worldwide in street furniture (334,000 advertising panels)*
- *No.1 worldwide in airport advertising with 141 airports and more than 300 transport contracts in metros, buses, trains and tramways (213,000 advertising panels)*
- *No.1 in Europe for billboards (216,000 advertising panels)*
- *No.1 in outdoor advertising in China (83,000 advertising panels in 21 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *763,000 advertising panels in 48 different countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *8,100 employees*

Communications Department

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance Department

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

JCDecaux announces pan-European alliance with SAMSUNG

Out of Home Media

Argentina
Australia
Austria
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]
Czech Republic
Denmark
Estonia
Finland
France
[illegible]
Hungary
[illegible]
[illegible]
[illegible]
Italy
[illegible]
[illegible]
[illegible]
[illegible]
Luxembourg
Malta
[illegible]
Norway
Poland
Portugal
Russia
[illegible]
[illegible]
[illegible]
[illegible]
Spain
Sweden
Switzerland
Thailand
The Netherlands
Turkey
Ukraine
[illegible]
[illegible]
[illegible]
[illegible]

Paris, 11 September 2007 - JCDecaux SA (Euronext Paris:DEC), the number one outdoor advertising company in Europe and in the Asia-Pacific region and number two worldwide, announces today the signing of a 3-year pan-European alliance with Samsung's in house advertising agency, Cheil Communications, in 20 countries. All Samsung divisions are included in the partnership including mobile phone, TV, MP3, white goods and digital camera. For the first time, this partnership covers all divisions of JCDecaux group including Street Furniture, Billboard and Transport.

The partnership has been negotiated by Joseph Rhee, European Marketing Services Director of Cheil Communications Europe in London together with Xavier Dupre, Managing Director of JCDecaux international division One Stop Shop. Short term and long term campaigns on traditional outdoor sites as well as airport advertising are included in the partnership.

Jean-Francois Decaux, Chairman and Co-CEO of JCDecaux says: "Samsung is one of our largest advertising clients in the growing telecoms sector which represented € 113 M out of our total worldwide advertising revenues last year. This pan-European partnership paves the way for Samsung to increase the usage of JCDecaux's advertising network across Europe".

Taewon Son, European President of Cheil says: "Samsung's target audience resonates well with the medium of outdoor and Samsung's investment to appeal and connect with its consumers will be further strengthened by working closely with JCDecaux."

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel [illegible]
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel +33 [illegible]
www.jcdecaux.com

Key Figures for the Group:

- 2006 revenues: €1,946.4 million; H1 2007 revenues: €1,019,0 m
- JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices
- N°1 worldwide in street furniture (334,000 advertising panels)
- N°1 worldwide in airport advertising with 141 airports and around 300 transport contracts in metros, buses, tramways and trains (213,000 advertising panels)
- N°1 in Europe for billboards (216,000 advertising panels)
- N°1 in outdoor advertising in China (83,000 advertising panels in 21 different cities)
- N°1 worldwide in self service bicycles
- 763,000 advertising panels in 48 countries
- Present in 3,500 cities with over 10,000 inhabitants
- 8,100 employees

For more information, contact :

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

Out of Home Media

H1 2007 results
Solid results with net income Group share up 7.3% to €114.1million

- **Revenues up 7.7% to €1,019.0 million, organic revenues up 6.9%**
- **Operating margin rises 5.7% to €280.0 million**
- **EBIT up 3.5% to €175.7 million**
- **Net income Group share rises 7.3% to €114.1 million**
- **2007 organic revenue growth expected to be maintained in a range similar to 2006 level of 7-8%**

Paris, 12 September 2007 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific and the number two worldwide, announced today its results for the six months ended 30 June 2007, reflecting sound organic revenue growth and a solid operating performance.

Revenues

As reported on 24 July 2007, consolidated revenues increased by 7.7% in the first half of 2007 to €1,019.0 million. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 6.9%. This growth in revenues reflected improvement across all three divisions with a very strong progression in Transport, which showed double-digit organic growth, and a solid performance from Billboard.

Operating Margin[1]

Operating margin increased by 5.7% to €280.0 million from €265.0 million in the first half of 2006. The Group's operating margin as a percentage of consolidated revenues reached 27.5%, a decrease of 50 basis points compared to the prior period (H1 2006: 28.0%), reflecting a decrease in the Street Furniture operating margin as a percentage of revenues, partly offset by a strong increase in operating margin from the Billboard division.

- **Street Furniture:** operating margin rose by 1.5% to €210.7 million. The operating margin as a percentage of revenues was 41.3%, a decrease of 140 basis points from 42.7% in the same period last year. Double-digit operating margin increases were recorded in many European markets including Germany, Belgium, Scandinavia and Central & Eastern Europe, while the United Kingdom achieved solid operating margin growth. In France, the operating margin decreased over the period, following the decline in revenues which was mainly due to a soft French advertising market in the first half and the contract renewal cycle.

- **Transport:** operating margin increased by 13.1% to €25.9 million, leading to a rise in operating margin as a percentage of revenues of 10 basis points to 9.7% from 9.6% in the same period last year. This improvement was driven by strong revenue progression in many of our markets in the first half. Double digit operating margin increases were achieved in most of our geographies including France, Germany, Scandinavia, Spain, Portugal, the United States and mainland China.

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel. [illegible]
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel. +33 (0)1 30 79 79 79
www.jcdecaux.com

- **Billboard:** operating margin increased by 25.8% to €43.4 million. As a percentage of revenues, the operating margin reached 17.9% compared to 15.5% in 2006, an improvement of 240 basis points. This significant increase was driven by strong revenue growth over the period, the results of continued investment in quality locations as well as the ongoing benefits from the cost control program and inventory management. Operating leverage was particularly strong in the United Kingdom, Spain and France, where the operating margin grew in double digits in all these areas.

EBIT[2]

EBIT increased by 3.5% to €175.7 million, up from €169.8[3] million in the first half of 2006. The Group's EBIT margin was 17.2% of consolidated revenues, down from 18.0% in the same period last year. The increase in operating margin was partly offset by higher depreciation and consumption of maintenance spare parts over the period.

Net income Group share

Net income Group share increased by 7.3% to €114.1 million, compared to €106.3 million[3] in the first half of 2006. This improvement reflects the increase in EBIT, the strong progression of equity affiliates as well as a decrease in the tax rate.

Capital expenditure

Net capex (acquisition of tangible and intangible assets, net of disposals of assets) was €136.5 million, compared to €82.0 million in the same period last year.
This rise is due to the planned increase in renewal capex and the initial €39.0 million pre-payment paid under the recently announced Shanghai Metro contract.

The €39.0 million initial pre-payment is the first installment of the €78.0 million payment due to the Shanghai metro authority (booked as an intangible asset). This payment follows the signing of a 15-year exclusive advertising contract for Shanghai's 13 subway lines, allowing JCDecaux to operate and sell advertising within one of the largest subway systems in the world.

Free cash flow

Free cash flow[4] decreased to €7.8 million from €66.5 million in the first half of 2006, reflecting the significant increase in net capex over the period as well as a negative working capital variation. This variation is due to a strong increase in inventory as at 30 June 2007, linked to the installation of the bicycle scheme and new advertising structures in Paris as of July 2007.

Net debt[5]

Net debt as of 30 June 2007 increased by €93.2 million to €788.2 million compared to €695.0 million as of 31 December 2006.

Commenting on the H1 2007 results, Jean-François Decaux, Chairman of the Executive Board and Co-CEO, said:

"We are pleased with our results for the half of 2007 which are, once again, underpinned by good organic growth. The revenue progression over the period has enabled us to generate sound profit growth, with particularly strong operating leverage achieved in our Billboard division.

2007 is an important year for the Group, with major Street Furniture contract renewals in France and further expansion abroad, particularly in emerging markets where we see significant opportunities for outdoor advertising. As previously indicated, while the renewal of significant Street Furniture franchises will affect the division's operating margin as a percentage of revenues in the current year, this decrease will be partly offset by the margin expansion in our Transport and Billboard divisions. The investments in 2007 will pave the way for future profit and free cash

flow growth and we therefore look forward to the future with confidence and believe that the Group is well positioned in all its markets.

We continue to expect that our organic revenue growth in 2007 will be similar to that of 2006, within a likely range of 7-8%, reflecting an acceleration of organic revenue growth in the second half due to ongoing strength in the Transport division, a stronger growth rate in Street Furniture and improved market conditions in France."

(1) **Operating Margin** = Revenues less Direct Operating Expenses (excluding Maintenance spare parts) less SG&A expenses
(2) **EBIT** = Earnings Before Interests and Taxes = Operating Margin less Depreciation, amortization and provisions less Impairment of goodwill less Maintenance spare parts less Other operating income and expenses.
(3) Due to the finalisation of the purchase accounting related to the acquisition of Media Partners International (China), the H1 2006 EBIT and net income Group share have been restated.
(4) **Free cash flow** = Net cash flow from operating activities less net capital investments (tangible and intangible assets).
(5) **Net debt** = Debt net of cash including the non-cash impact of IAS39 (on both debt and derivatives) and excluding the non-cash impact of IAS 32 (debt on commitments to purchase minority interests)

Next information:
Q3 2007 revenues: 6 November 2007 (after market)

Key Figures for the Group:

- *2006 revenues: €1,946.4m; H1 2007 revenues: €1,019.0m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *No.1 worldwide in street furniture (334,000 advertising panels)*
- *No.1 worldwide in airport advertising with 141 airports and more than 300 transport contracts in metros, buses, trains and tramways (213,000 advertising panels)*
- *No.1 in Europe for billboards (216,000 advertising panels)*
- *No.1 in outdoor advertising in China (83,000 advertising panels in 21 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *763,000 advertising panels in 48 different countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *8,100 employees*

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

Forward Looking Statement
Certain statements in this release constitute « forward-looking statements » within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases « guidance », « expect », « anticipate », « estimates » and « forecast » and similar words or expressions are intended to identify such forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Various risks that could cause future results to differ from those expressed by the forward-looking statements included in this release include, but are not limited to : changes in economic conditions in the U.S. and in other countries in which JCDecaux currently does business (both general and relative to the advertising and entertainment industries) ; fluctuations in interest rates ; changes in industry conditions ; changes in operating performance ; shifts in population and other demographics ; changes in the level of competition for advertising dollars ; fluctuations in operating costs ; technological changes and innovations ; changes in labor conditions ; changes in governmental regulations and policies and actions of regulatory bodies ; fluctuations in exchange rates and currency values ; changes in tax rates ; changes in capital expenditure requirements and access to capital markets. Other key risks are described in the JCDecaux reports filed with the U.S. Securities and Exchange Commission. Except as otherwise stated in this news announcement, JCDecaux does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

BALANCE SHEET

Assets

(In million euros)	06/30/2007	12/31/2006
Goodwill	1,258.7	1,287.3
Other intangible assets	261.9	190.6
Property, plant and equipment	969.7	941.7
Investments in associates	300.9	299.6
Financial investments	6.7	8.3
Financial derivatives	2.9	2.5
Other financial assets	43.5	34.8
Deferred tax assets	5.2	7.2
Current tax assets	1.5	0.9
Other receivables	69.3	64.1
NON-CURRENT ASSETS	**2,920.3**	**2,837.0**
Other financial assets	17.0	4.0
Inventories	145.8	87.7
Financial derivatives	0.2	4.3
Trade and other receivables	649.7	601.6
Current tax assets	21.6	8.3
Cash and cash equivalents	102.2	119.8
CURRENT ASSETS	**936.5**	**825.7**
TOTAL ASSETS	**3,856.8**	**3,662.7**

Liabilities and Equity

(In million euros)	06/30/2007	12/31/2006
Share capital	3.4	3.4
Additional paid-in capital	963.6	961.9
Consolidated reserves	852.0	744.4
Net income for the period (Group share)	114.1	201.1
Translation adjustments	(0.5)	1.8
Minority interests	(52.0)	(46.8)
TOTAL EQUITY	**1,880.6**	**1,865.8**
Provisions	166.7	167.6
Deferred tax liabilities	108.1	105.6
Financial debt	741.1	746.0
Debt on commitments to purchase minority interests	83.0	80.5
Other payables	12.6	8.7
Current tax payable	1.4	0.0
Financial derivatives	40.0	34.6
NON-CURRENT LIABILITIES	**1,152.9**	**1,143.0**
Provisions	15.6	16.1
Financial debt	82.9	37.7
Debt on commitments to purchase minority interests	7.0	0.0
Financial derivatives	0.0	0.0
Trade and other payables	629.4	546.1
Current tax payable	42.3	29.8
Bank overdrafts	46.1	24.2
CURRENT LIABILITIES	**823.3**	**653.9**
TOTAL LIABILITIES AND EQUITY	**3,856.8**	**3,662.7**

INCOME STATEMENT

(In million euros)	1st half of 2007	1st half of 2006 Restated [1]
REVENUES	**1,019.0**	**945.8**
Direct operating expenses	(568.3)	(523.3)
Selling, general and administrative expenses	(170.7)	(157.5)
OPERATING MARGIN	**280.0**	**265.0**
Depreciation, amortization and provisions (net)	(83.6)	(80.0)
Impairment of goodwill	0.0	0.0
Maintenance spare parts	(14.6)	(13.2)
Other operating income and expenses	(6.1)	(2.0)
EBIT	**175.7**	**169.8**
Net interest expense	(18.1)	(11.8)
Other financial income and expenses	(4.1)	(10.4)
FINANCIAL INCOME/(LOSS)	**(22.2)**	**(22.2)**
Income tax	(45.7)	(44.7)
Share of net profit of associates	9.2	5.6
NET INCOME FOR THE PERIOD FROM CONTINUING OPERATIONS BEFORE INCOME/(LOSS) FROM DISCONTINUED OPERATIONS	**117.0**	**108.5**
Income/(loss) from discontinued operations	0.0	0.0
CONSOLIDATED NET INCOME	**117.0**	**108.5**
Minority interests	2.9	2.2
NET INCOME (GROUP SHARE)	**114.1**	**106.3**
Earnings per share (in euros)	0.515	0.481
Diluted earnings per share (in euros)	0.513	0.479
Weighted average number of shares	221,715,260	220,829,740
Weighted average number of shares (diluted)	222,545,700	221,753,847

(1) See Note 2 in the Consolidated Financial Statements "Reconciliation of the restated half year 2006 financial statements"

STATEMENT OF CHANGES IN EQUITY AS OF JUNE 30, 2006

(In million euros)	Group									
	Share Capital	Additional paid-in capital	Treasury shares	Retained earnings	Other reserves			Total	Minority interests	Total
					Financial derivatives	Available-for-sale securities	Translation reserve adjustment			
Equity as of December 31, 2005 Restated	3.4	945.6	0.0	830.8	(0.2)	(0.2)	7.5	1,786.9	(33.0)	1,753.9
Available-for-sale assets						0.2		0.2		0.2
Cash flow hedge								0.0		0.0
Deferred tax on cash flow hedge								0.0		0.0
Bnet income recognized directly in equity	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.2	0.0	0.2
Net income for the period				106.3				106.3	2.2	108.5
Balance of income and expenses recognized for the period	0.0	0.0	0.0	106.3	0.0	0.2	0.0	106.5	2.2	108.7
Change in translation adjustment							(7.0)	(7.0)	(0.6)	(7.6)
Capital increase (1)		12.0						12.0	0.1	12.1
Distribution of dividends				(88.3)				(88.3)	(4.2)	(92.5)
Share-based payments		1.3						1.3		1.3
Treasury shares:								0.0		0.0
- Purchase								0.0		0.0
- Cancellation								0.0		0.0
Debt on commitments to purchase minority interests								0.0	4.3	4.3
Change in scope of consolidation								0.0	(1.2)	(1.2)
Other								0.0	(0.2)	(0.2)
Equity as of June 30, 2006 Restated	3.4	958.9	0.0	848.8	(0.2)	0.0	0.5	1,811.4	(32.6)	1,778.8

(1) *Increase in JCDecaux SA's share capital and additional paid-in capital following the exercise of stock options.*

STATEMENT OF CHANGES IN EQUITY AS OF JUNE 30, 2007

	Group									
(In million euros)	Share Capital	Additional paid-in capital	Treasury shares	Retained earnings	Other reserves			Total	Minority interests	Total
					Financial derivatives	Available-for-sale securities	Translation reserve adjustment			
Equity as of December 31, 2006	**3.4**	**961.9**	**0.0**	**944.2**	**(0.2)**	**1.5**	**1.8**	**1,912.6**	**(46.8)**	**1,865.8**
Available-for-sale assets						(0.6)		(0.6)		(0.6)
Cash flow hedge								0.0		0.0
Deferred tax on cash flow hedge								0.0		0.0
Net income recognized directly in equity	0.0	0.0	0.0	0.0	0.0	(0.6)	0.0	(0.6)	0.0	(0.6)
Net income for the period				114.1				114.1	2.9	117.0
Balance of income and expenses recognized for the period	**0.0**	**0.0**	**0.0**	**114.1**	**0.0**	**(0.6)**	**0.0**	**113.5**	**2.9**	**116.4**
Change in translation adjustment							(2.3)	(2.3)	0.1	(2.2)
Capital increase								0.0	1.0	1.0
Distribution of dividends				(93.1)				(93.1)	(4.2)	(97.3)
Share-based payments		1.7						1.7		1.7
Treasury shares:								0.0		0.0
- Purchase								0.0		0.0
- Cancellation								0.0		0.0
Debt on commitments to purchase minority interests								0.0	(7.0)	(7.0)
Change in scope of consolidation								0.0	2.0	2.0
Other				0.2				0.2		0.2
Equity as of June 30, 2007	**3.4**	**963.6**	**0.0**	**965.4**	**(0.2)**	**0.9**	**(0.5)**	**1,932.6**	**(52.0)**	**1,880.6**

CASH FLOW STATEMENT

(In million euros)	1st half of 2007	1st half of 2006 Restated [1]
Net income before tax	162.7	153.2
Share of net profit of associates	(9.2)	(5.6)
Dividends received from non-consolidated subsidiaries	(0.8)	(0.2)
Expenses related to share-based payments	1.7	1.3
Depreciation, amortization and provisions	81.5	76.2
Capital gains and losses	4.1	2.8
Discounting expenses	5.5	6.2
Net financial interest expense	18.1	11.8
Financial derivatives and translation adjustments	6.3	6.1
Change in working capital	(57.5)	(50.1)
Change in inventories	(57.0)	(11.3)
Change in trade and other receivables	(43.3)	(62.5)
Change in trade and other payables	42.8	23.7
CASH PROVIDED BY OPERATING ACTIVITIES	**212.4**	**201.7**
Net financial interest paid	(17.2)	(11.7)
Income taxes paid	(50.9)	(41.5)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**144.3**	**148.5**
Acquisitions of intangible assets and property, plant and equipment	(139.4)	(84.9)
Acquisitions of financial assets (long-term investments)	(11.5)	(44.9)
Acquisitions of financial assets (other)	(4.3)	(12.3)
Total investments	**(155.2)**	**(142.1)**
Proceeds on disposal of intangible assets and property, plant and equipment	2.9	2.9
Proceeds on disposal of financial assets (long-term investments)	(2.5)	1.3
Proceeds on disposal of financial assets (other)	14.0	0.2
Total disposals of assets	**14.4**	**4.4**
NET CASH USED IN INVESTING ACTIVITIES	**(140.8)**	**(137.7)**
Dividends paid	(97.3)	(92.5)
Capital decrease	(0.1)	(0.4)
Repayment of long-term debt	(11.7)	(13.1)
Repayment of debt (finance lease)	(1.5)	(1.7)
Cash outflow from financing activities	**(110.6)**	**(107.7)**
Dividends received	8.8	7.3
Capital increase	1.0	12.0
Increase in long-term borrowings	58.8	81.3
Cash inflow from financing activities	**68.6**	**100.6**
NET CASH USED IN FINANCING ACTIVITIES	**(42.0)**	**(7.1)**
Effect of exchange rate fluctuations	(1.0)	(4.8)
CHANGE IN NET CASH POSITION	**(39.5)**	**(1.1)**
Net cash position at beginning of period	**95.6**	**97.7**
Net cash position at end of period	**56.1**	**96.6**

(1) See Note 2 in the Consolidated Financial Statements "Reconciliation of the restated half year 2006 financial statements"

The transaction of exchange of assets as described in Note 3.1 Changes in scope of consolidation during the first half of 2007, has no cash impact and is not taken into account in the cash flow statement.

JCDecaux

JCDecaux joins the Dow Jones Sustainability index, the benchmark index of socially responsible corporations

Out of Home Media

Paris, September 17, 2007 - JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, and No.2 worldwide in this industry, announced today that it has been ranked among the 42 international companies (of which four are French) that were included on the Dow Jones Sustainability index on September 6, 2007. This ranking follows an appraisal procedure completed by SAM (Sustainable Asset Management), a Swiss institution specialising in sustainable investment and research aimed at identifying companies at the cutting edge of progress in sustainable development.

The Dow Jones Sustainability index is a stock-market index first launched in 1999, comprised of 318 international corporations (of which only 20 are French), that satisfy strictly identified criteria of social responsibility that cover:

- Performance in terms of corporate governance and risk management,
- Performance in environmental protection,
- Performance in terms of human resources and ethical behaviour.

Jean-François Decaux, Chairman of the Executive Board and co-CEO of JCDecaux, made the following statement: *"From the moment the Group was first created, sustainable development has represented a fundamental aspect of our corporate strategy. Our inclusion in 2003 in the* ***ASPI Eurozone® index*** *("Advanced Sustainable Performance Indices", an index comprised of 125 listed companies in the euro zone displaying the best practices in terms of sustainable development), represented an initial step in the official recognition of our policy. In 2005, JCDecaux was included on the FTSE4Good index. Today, we are very pleased to join the* ***Dow Jones Sustainability index*** *and to see official recognition of JCDecaux's commitments as a socially responsible company."*

JCDecaux Group, key figures:

- *2006 revenues: €1,946.4m; 2007 H1 revenues: €1,019.0m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes*
- *No.1 worldwide in street furniture (334,000 advertising panels)*
- *No.1 worldwide in airport advertising with 141 airports and more than 300 transport contracts in metros, buses, trains and tramways (213,000 advertising panels)*
- *No.1 in Europe for billboards (216,000 advertising panels)*
- *No.1 in outdoor advertising in China (83,000 advertising panels in 21 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *763,000 advertising panels in 48 different countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *8,100 employees*

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

Out of Home Media

English lessons in the heart of Paris Orly-Ouest airport, thanks to Aisne Departmental Council and JCDecaux Airport

Paris, September 18, 2007– JCDecaux Airport, a subsidiary of JCDecaux SA, the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, and No.2 worldwide in this industry, recently installed a new form of event-based advertising for Aisne Departmental Council inside Terminal 2 at Paris Orly-Ouest airport.

The campaign, first launched on September 1 by Aisne Departmental Council is directly targeted at passengers from the greater Paris region (Ile de France) taking shuttle flights to cities in the provinces. The Departmental Council chose this slightly offbeat way to communicate with decision-makers and regular passengers (Orly-Ouest traffic in September 2006: 1.3 million passengers*) to help them put their time waiting for flights to good use and to highlight the advantages of the Aisne region: close to Paris, welcoming to foreigners, a good quality of life, etc.

Using the expertise of its Innovate Department, JCDecaux Airport developed four tailor-made, 100% interactive displays that offer rather unusual and amusing English lessons in the form of original video sequences. The campaign includes 42" touch-sensitive plasma screens, audio headphones and the opportunity to download a tune played on an accordion and access to the website www.aisne.com.

When this campaign was launched, **Isabelle Fourmentin, Executive Vice-President of JCDecaux Airport** said: *"This campaign was specially designed for Aisne Departmental Council and tailor-made by JCDecaux's Innovate team. This campaign is part of a new wave of 100% interactive advertising booked by local and regional authorities (the Government of Andorra in January and Greater Nantes in June) who have chosen airport advertising as their preferred medium."*

JCDecaux Group, key figures:

- *2006 revenues: €1,946.4m; 1st half revenues: €1,019.0m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *No.1 worldwide in street furniture (334,000 advertising panels)*
- *No.1 worldwide in airport advertising with 141 airports and more than 300 transport contracts in metros, buses, trains and tramways (213,000 advertising panels)*
- *No.1 in Europe for billboards (216,000 advertising panels)*
- *No.1 in outdoor advertising in China (83,000 advertising panels in 21 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *763,000 advertising panels in 48 different countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *8,100 employees*

<u>JCDecaux</u>
Press Relations
Nathalie Delebarre
Tel: +33 (0)1 30 79 35 38
nathalie.delebarre@jcdecaux.fr

*: Source - ADP

JCDecaux wins the Street Furniture contract for Antibes

Paris, September 19, 2007 - JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, and No.2 worldwide in this industry, has won the 10-year street furniture contract for the city of Antibes (population: 72,400), following a competitive tender.

This new street furniture contract, previously held by a competitor, is for 75 2m² MUPI„µ (city information panels), 10 8m² Senior„µ displays and poster display poles for event-based advertising, which represent approximately 265 2m² and 8m² advertising panels in total.

This new agreement is addition to the 14-year bus shelter advertising contract that was awarded earlier this year for 115 bus shelters, representing a total of 260 advertising panels.

Jean-Charles Decaux, co-CEO of JCDecaux, made the following statement: "This contract with Antibes, the second largest city in the French Riviera region in southern France, provides official recognition of our commitment to quality and innovation, delivering a comprehensive range of street furniture (bus shelters, MUPI city information panels, Senior large-format displays) to the municipality and its residents. JCDecaux now also offers advertisers a highly effective network in the largest cities in the Provence-Alpes-Côte d'Azur region, with Marseille, Nice, Aix-en-Provence, Cannes and Antibes."

JCDecaux

JCDecaux strengthens the organisation of its sales teams

Paris, September 26, 2007 - In order to further improve the quality of service provided to its customers, advertisers and agencies, to speed up the pace of its growth in the domestic and local markets, to optimise the expansion of its display inventory following its success in a large number of competitive tenders, and to take full advantage of the increase in the audience for its networks, JCDecaux is strengthening the organisation of its sales teams under the responsibility of Isabelle Schlumberger, Executive Vice-President, Commerce & Development.

The following report directly to Isabelle Schlumberger:
- Jean Muller, appointed Executive Vice-President responsible for marketing the brands JCDecaux Street Furniture and Avenir;
- Isabelle Fourmentin, Executive Vice-President, JCDecaux Airport and JCDecaux Artvertising;
- Cyril Roche, appointed Director of Administration, Coordination & Resources.

Two cross-functional sales departments have been created and will be overseen by Jean Muller:
- A Cross-Functional Active Major Accounts team, managed by Bertrand Mouraille and Alban Duron, appointed Advertising Directors.;
- A Major Accounts Development team, managed by Stanley Sauvaget, who will join the Group.

The following also report to Jean Muller:
- The National Street Furniture & Avenir Sales Department, managed by Jean-Christophe Chrétien. Six Business Units have been created: 3 dedicated to Street Furniture and 3 dedicated to Avenir. Hervé Soldan has been appointed Advertising Director and will head a new team dedicated to the Paris portfolio. In a newly created role, Jean-Marc Besnard has been appointed Planning Director.
- The Local Street Furniture & Avenir Sales Department, managed by Olivier Héroguelle. Regional activities have been split into two teams., Edouard Beaufils and Eric Brandenburg will head the Northern and Southern zones respectively. They will supervise a streamlined team of six regional Sales Managers.
- The Cultural Activities Sales Department, managed by Bernard Borach.
- The Innovate Department, managed by Jean-Dominique Hiétin.
- The Support functions: Yield Management, under the responsibility of François Cotineau; Strategic Planning, under the responsibility of Virginie Bodel; and Sales Coordination with Claire-Marie Signouret, who will join the Group.

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Montenegro
Norway
Poland
Portugal
Russia
Serbia
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
The Netherlands
Turkey
Ukraine
United Kingdom
United States
Uruguay
Uzbekistan

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) [illegible]
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 [illegible]
www.jcdecaux.com

JCDecaux

JCDecaux Group, key figures:

- *2006 revenues: €1,946.4m; 2007 H1 revenues: €1,019.0m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *No.1 worldwide in street furniture (334,000 advertising panels)*
- *No.1 worldwide in airport advertising with 141 airports and more than 300 transport contracts in metros, buses, trains and tramways (213,000 advertising panels)*
- *No.1 in Europe for billboards (216,000 advertising panels)*
- *No.1 in outdoor advertising in China (83,000 advertising panels in 21 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *763,000 advertising panels in 48 different countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *8,100 employees*

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

Jean Muller has been appointed Deputy Executive Vice-President of JCDecaux

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Montenegro
Norway
Poland
Portugal
Russia
Serbia
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
The Netherlands
Turkey
Ukraine
United Kingdom
United States
Uruguay
Uzbekistan

Paris, October 2, 2007 – Jean Muller has been appointed Deputy Executive Vice-President of JCDecaux, responsible for marketing the JCDecaux Street Furniture and Avenir brands, a new position created following the reorganisation of the company's sales teams announced on September 26 earlier this year. He reports to Isabelle Schlumberger, Executive Vice-President, Commerce & Development.

His duties include the commercial development of the JCDecaux Street Furniture and Avenir brands and the management of the National, Local and Cultural Activities sales teams.
Working in particular through the recently created Major Accounts Departments – Active Major Accounts and Major Accounts Development – he will be responsible for developing the cross-functional aspects of the company's sales activities.
His responsibilities also include ensuring the development of the JCDecaux Innovate Department in addition to coordinating the support teams: Strategic Planning, Yield Management and Sales Coordination.

Jean Muller (38) is a graduate of the *Institut Supérieur des Forces de Vente* (Higher Institute for Commercial Studies). He began his career in 1990 in the Bacardi Martini Group as a Sector Manager before becoming Sales Training Officer and Head of Sales.
Starting in June 1996, he held a series of positions within NRJ Group. Initially working as the Regional Manager of Régie Networks until 1998, he subsequently perfected his expertise of the local market as France Sales Director from 1999 to 2003. He was then appointed Director of Commercial Development of NRJ Group and, in 2005, Executive Vice-President, France Sales of NRJ Group and President of the advertising space marketing services (NRJ Régies – which subsequently became NRJ Global – and Régie Networks).

Jean Muller was Chairman of SIRRP / Média Radio, the radio advertising union, from October 2005 to January 2007.

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

Le Vélo in Marseille: successful launch with 9,450 rentals in 3 days

Out of Home Media

[illegible]
[illegible]
Austria
Belgium
[illegible]
[illegible]
Bulgaria
[illegible]
[illegible]
[illegible]
Croatia
[illegible]
Denmark
[illegible]
Finland
[illegible]
Germany
Hungary
Iceland
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]
Luxembourg
Malaysia
Montenegro
Norway
Poland
Portugal
Russia
[illegible]
Singapore
[illegible]
Slovenia
[illegible]
[illegible]
Switzerland
Thailand
The Netherlands
Turkey
Ukraine
United Kingdom
United States
[illegible]
[illegible]

Paris, October 15, 2007 - JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, No.2 worldwide in this industry, and No.1 in self-service bicycle hire, announces that the Marseille *Le Vélo* bicycle hire scheme was officially launched on Friday, October 12 by the Mayor of Marseille and that it enjoyed exceptional public interest with a total of 9,450 rentals in the space of three days.

The *Le Vélo* bicycle hire scheme in Marseille includes 80 docking stations and 750 bicycles available from October 12, a total due to be expanded to 130 docking stations and a fleet of 1,000 bicycles by December. The launch of this bicycle hire operation has led to the creation of 30 new jobs, taking to 230 the number of people employed by the Regional Division.

The *Le Vélo* bicycle hire scheme in Marseille represents a new step for JCDecaux in its ability to provide local authorities with a system that enjoys an innovative market positioning. By reinventing the use of bicycles in an urban environment, based on the principle that bicycles represent a fantastic addition to the use of public transport, JCDecaux is aiming to make its self-service bicycle hire scheme a true form of individual public transport. By making its price accessible to everyone, it is making this service truly democratic and, in the process, speeding up society's adoption of a more sustainable urban environment.

Jean-Charles Decaux, co-CEO of JCDecaux, said: *"The bicycles introduced by JCDecaux in Marseille complement the tramway inaugurated at the end of June and will facilitate intermodal transport solutions in the city. Thanks to this eco-friendly means of transport, JCDecaux is helping to improve the quality of life in Marseille. With 9,450 rentals in 3 days, and 3492 rentals on Sunday alone, we are delighted that Marseille's residents have so readily adopted this new form of individual public transport."*

JCDecaux Group, key figures:

- *2006 revenues: €1,946.4m; 2007 H1 revenues: €1,019.0m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *No.1 worldwide in street furniture (334,000 advertising panels)*
- *No.1 worldwide in airport advertising with 141 airports and more than 300 transport contracts in metros, buses, trains and tramways (213,000 advertising panels)*
- *No.1 in Europe for billboards (216,000 advertising panels)*
- *No.1 in outdoor advertising in China (83,000 advertising panels in 21 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *763,000 advertising panels in 48 different countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *8,100 employees*

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

JCDecaux wins the advertising contract for Bangalore International Airport

Out of Home Media

Argentina
[illegible]
Austria
[illegible]
[illegible]
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
[illegible]
[illegible]
[illegible]
[illegible]
Hungary
Iceland
[illegible]
Ireland
Italy
Japan
Korea
[illegible]
[illegible]
[illegible]
Malaysia
[illegible]
Norway
Poland
Portugal
Russia
Serbia
Singapore
Slovakia
[illegible]
[illegible]
[illegible]
Switzerland
Thailand
The Netherlands
Turkey
Ukraine
United Kingdom
United States
Uruguay
[illegible]

Paris, October 16, 2007 - JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, and No.2 worldwide in this industry, today announced that it had won the advertising concession for Bangalore International Airport that will open its doors to passengers on March 30, 2008. This exclusive contract, with a duration of seven years, was secured following a competitive tender process. JCDecaux will be BIAL's exclusive partner for all advertising inside and outside the airport; this includes the approach road to the airport.

Bangalore, with its population of more than 7 million, is the third largest city in India. It is the technological capital of the country enjoying rapid economic growth which is considerably above the national average. The current airport, which handled a total of 8.3 million passengers in 2006 (representing growth of 44% over 2005), will be closed in March 2008. The new airport, which is owned by a majority of private shareholders including Siemens and Zurich Airport, estimates more than 10 million passengers in 2008.

Albert Brunner, CEO of Bangalore International Airport Limited, said: "*BIAL has chosen JCDecaux after an extensive and transparent tender process. JCDecaux has a proven track record of innovative and high-quality outdoor and airport advertising. We are convinced that together we can bring airport advertising to a new quality level in India and at the new Bangalore International airport. We look forward to a long term partnership with JCDecaux.*"

Jean-Charles Decaux, co-CEO of JCDecaux, said: "*Bangalore is our first airport win in India and will become the showcase of our airport expertise. India is enjoying extraordinary economic growth which we believe looks set to continue. This success, which follows our New Delhi advertising bus shelters contract, underlines our determination to allow airports, municipalities and advertisers in India to benefit from our high quality products and our international advertising network.*"

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford · Middlesex TW8 9DN · Tel [illegible]
Head Office: 17, rue Soyer · 92200 Neuilly-sur-Seine · France · Tel [illegible]
www.jcdecaux.com

JCDecaux Group, key figures:

- *2006 revenues: €1,946.4m; 2007 H1 revenues: €1,019.0m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *No.1 worldwide in street furniture (334,000 advertising panels)*
- *No.1 worldwide in airport advertising with 141 airports and more than 300 transport contracts in metros, buses, trains and tramways (213,000 advertising panels)*
- *No.1 in Europe for billboards (216,000 advertising panels)*
- *No.1 in outdoor advertising in China (83,000 advertising panels in 21 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *763,000 advertising panels in 48 different countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *8,100 employees*

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

JCDecaux wins the street furniture contract for Nanterre

Out of Home Media

Germany
Hungary
Italy
Korea
Malaysia
Montenegro
Norway
Singapore
Spain
Sweden
Switzerland
Thailand
The Netherlands
Turkey

Paris, October 22, 2007 - JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, and No.2 worldwide in this industry, has been awarded, the 10-year street furniture contract for the city of Nanterre (86,700 inhabitants) following a competitive tender. Nanterre is the administrative centre of the Hauts-de-Seine region.

This new street furniture contract, previously held by a competitor, concerns a total of 143 2m² MUPI® (city information panels) and advertising bus shelters, representing a total of **391 2m² advertising panels**. The street furniture products to be installed have all been designed by JCDecaux: Mupi Forum and Millénium bus shelters.

Following the signature of the contract, **Jean-Charles Decaux, co-CEO of JCDecaux**, said: *"Nanterre is not only the second largest city in the Hauts-de-Seine region, encompassing part of La Défense business district, but is also the sixth largest city in the Ile-de-France region. Our presence in this city will allow JCDecaux to provide advertisers and agencies a stronger advertising network in the Ile-de-France region, an area that represents 2% of the French territory with 19% of the French population, and 29% of the national GDP."*

JCDecaux Group, key figures:

- *2006 revenues: €1,946.4m; 2007 H1 revenues: €1,019.0m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *No.1 worldwide in street furniture (334,000 advertising panels)*
- *No.1 worldwide in airport advertising with 141 airports and more than 300 transport contracts in metros, buses, trains and tramways (213,000 advertising panels)*
- *No.1 in Europe for billboards (216,000 advertising panels)*
- *No.1 in outdoor advertising in China (83,000 advertising panels in 21 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *763,000 advertising panels in 48 different countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *8,100 employees*

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

Louis Vuitton becomes the first major French company to offer its employees a subscription to Vélib'

Out of Home Media

Argentina
Australia
Austria
Belgium
Brunei
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Montenegro
Norway
Poland
Portugal
Russia
Serbia
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
The Netherlands
Turkey
Ukraine
United Kingdom
United States
Uruguay
Uzbekistan

Paris, October 22, 2007 - JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, No.2 worldwide in this industry, and No.1 in self-service bicycle hire, is delighted to announce its collaboration with the Louis Vuitton fashion house, which has become the first major French company to offer its employees a subscription to Vélib'.

This initiative corresponds to the environmental protection policy pursued by the LVMH Group and Louis Vuitton since 1992. Louis Vuitton is taking steps both to heighten the awareness of its employees to the need to protect the environment and to actively involve them in initiatives in this area, and has launched several projects such as the partial sorting of waste, the use of recyclable cups and paper in addition to a car-sharing scheme.

By encouraging its employees to use Vélib' for their professional and private travel, Louis Vuitton is demonstrating its commitment to sustainable development. Recently, Louis Vuitton teamed up with the Al Gore Foundation (winner of the 2007 Nobel Peace Prize) by paying the fees of celebrities appearing in its advertising campaign to the "Climate Project".

Environmental protection is everybody's business and Louis Vuitton is taking concrete steps to help protect it through the adoption of simple measures.

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

JCDecaux

JCDecaux renews landmark street furniture contract in Hamburg

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Montenegro
Norway
Poland
Portugal
Russia
Serbia
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
The Netherlands
Turkey
Ukraine
United Kingdom
United States
Uruguay
Uzbekistan

Paris, October 24, 2007 - JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, and No.2 worldwide, announced today that it had renewed its street furniture contract with the City of Hamburg. The new 15-year contract which commences in 2009 includes over 2,000 bus shelters, 350 free-standing panels and 55 scrolling billboards. The additional advertising panels represent an increase of 30% compared to the current portfolio which the Company has been operating since 1982.

The City of Hamburg is the media capital and has the highest GDP per capita in Germany. With 1.7million people, Hamburg is second only to Berlin in size and is the 7th largest city in Europe.

Jean-François Decaux, Chairman and Co-CEO of JCDecaux, said: *"This landmark street furniture contract in Hamburg reinforces our position in the 3rd largest advertising market in the world. In combination with our strong presence in Germany's other key cities such as Cologne, Munich and Berlin (through our partnership with Wall) JCDecaux is well positioned to benefit from the growth potential of the German outdoor advertising market, which represents only 3.5% of media spend.*

JCDecaux Group, key figures:

- *2006 revenues: €1,946.4m; 2007 H1 revenues: €1,019.0m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *No.1 worldwide in street furniture (334,000 advertising panels)*
- *No.1 worldwide in airport advertising with 141 airports and more than 300 transport contracts in metros, buses, trains and tramways (213,000 advertising panels)*
- *No.1 in Europe for billboards (216,000 advertising panels)*
- *No.1 in outdoor advertising in China (83,000 advertising panels in 21 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *763,000 advertising panels in 48 different countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *8,100 employees*

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

JCDecaux renews eight Street Furniture contracts in the Greater Paris (Ile-de-France region)

Out of Home Media

Paris, October 29, 2007 - JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, and No.2 worldwide in this industry, has renewed eight street furniture contracts in the Greater Paris (Ile-de-France region) over the past few months following competitive tenders. The cities represent a total population of nearly 200,000 inhabitants.

These contracts include a total of **674 2m² advertising panels** and **116 8m² Senior® displays.** The local authorities that have chosen JCDecaux are the following: Arcueil, Chaville, Garches, Meudon, Noisiel, Les Pavillons-sous-Bois, Savigny le Temple and Vincennes. The street furniture products to be installed have been designed by JCDecaux (Millénium, Murano and Héritage).

Jean-Charles Decaux, co-CEO of JCDecaux, said: *"We are delighted that these cities have chosen JCDecaux, reinforcing our commitment to quality, innovation, and sustainable development in street furniture. The contracts also consolidate our leading position in outdoor advertising in France. These contracts will help us to further improve the effectiveness and performance of our network of advertising displays in the Greater Paris (Ile-de-France region), an area that represents 2% of the French territory with 19% of the French population, and 29% of national GDP."*

JCDecaux Group, key figures:

- *2006 revenues: €1,946.4m; 2007 H1 revenues: €1,019.0m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *No.1 worldwide in street furniture (334,000 advertising panels)*
- *No.1 worldwide in airport advertising with 141 airports and more than 300 transport contracts in metros, buses, trains and tramways (213,000 advertising panels)*
- *No.1 in Europe for billboards (216,000 advertising panels)*
- *No.1 in outdoor advertising in China (83,000 advertising panels in 21 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *763,000 advertising panels in 48 different countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *8,100 employees*

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

END